UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

LABCORP HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11353	99-2588107
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

358 South Main Street
Burlington	,	North Carolina	27215
(Address of principal executive offices)			(Zip Code)

Tracy M. Strong, Senior Vice President, Chief Compliance Officer, Chief Privacy Officer and Chief Sustainability Officer, 336-436-7147
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Labcorp Holdings Inc. and its consolidated subsidiaries (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products for which minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (“3TG”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company determined that in the Reporting Period, the Company manufactured, or contracted to manufacture, drug testing cards, male fertility kits, and test system servers for which 3TG are necessary to the functionality or production of the product. The drug testing cards use a derivative of gold, the male fertility kits include a centrifuge device that uses solder containing trace amounts of tin, and the test system servers contain a 3TG mineral. As a result of this determination, the Company conducted a good faith reasonable country of origin inquiry (the “RCOI”) to determine whether the 3TG found in the products originated in the Covered Countries or are from recycled or scrap sources.

The elements of the Company’s RCOI were: the identification of the suppliers of the 3TG contained in the product; data collection; and the assessment to determine whether further due diligence was required.

•	Identification of the suppliers: The Company identified three direct suppliers of the 3TG contained in the Company’s products (the “Covered Suppliers”).

•
Data collection: To collect information on the 3TG contained in the Company’s products, the Company prepared a questionnaire which requested information on the origin of the 3TG, including (i) whether the 3TG originated in the Covered Countries, (ii) whether the 3TG came from recycled or scrap sources and (iii) whether the 3TG was sourced from other upstream suppliers (the “Questionnaire”). The Company sent the Questionnaire to the Covered Suppliers and also requested that the Covered Suppliers send the Questionnaire to the upstream suppliers of the 3TG in its supply chain. The Company received responses from all three of the three Covered Suppliers.

•	Assessment: Responses from the Covered Suppliers were reviewed by the Company to assess the adequacy of such responses.

Based on the data collected by the Company through the RCOI, the Company determined that there is no reason to believe that the necessary gold used in its drug testing cards manufactured during the Reporting Period may have originated in Covered Countries. Additionally, with respect to the male fertility kits, the Company determined that there is no reason to believe that the necessary tin may have originated in Covered Countries. Lastly, with respect to the testing system servers, the Company determined that the necessary 3TG mineral may have originated in Covered Countries but is likely DRC conflict-free. The Company is not filing disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017.

This information is publicly available at: https://ir.labcorp.com/static-files/b910969b-2879-4d13-9e71-a11a825c144f

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 22, 2026	LABCORP HOLDINGS INC.

	By:	/s/ Kathryn W. Kyle
Kathryn W. Kyle Executive Vice President, Chief Legal Officer and Corporate Secretary